Jenkens & Gilchrist
                           A PROFESSIONAL CORPORATION         Austin, Texas
                                                             (512) 499-3800
                                                           Chicago, Illinois
                                1445 ROSS AVENUE             (312) 425-3900
                                   SUITE 3200                Dallas, Texas
                               DALLAS, TEXAS 75202           (214) 855-4500
                                                        Los Angeles, California
                                 (214) 855-4500              (310) 820-8800
                            FACSIMILE (214) 855-4300     Pasadena, California
                                                             (626) 578-7400
                                                          San Antonio, Texas
  Corey G. Prestidge                                         (210) 246-5000
   (214) 855-4157                                           Washington, D.C.
cprestidge@jenkens.com          www.jenkens.com              (202) 326-1500


                                 June 16, 2005


U.S. Securities and Exchange Commission                             Via EDGAR
100 F Street, N.E.
Washington D.C. 20549

         Re:      Refocus Group, Inc./Preliminary Consent Materials

Ladies and Gentlemen:

     On behalf of Refocus Group, Inc. (the "Company"), pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby enclose for filing via EDGAR a copy of the Company's preliminary consent solicitation statement and form of consent card (the "Consent Materials").

     The Company expects to mail copies of the definitive Consent Materials on or about June 27, 2005, to its stockholders. Pursuant to Rule 14a-6(b) promulgated under the Exchange Act, the Company will file definitive Consent Materials with the Commission on or before the date such documents are mailed to the Company's stockholders.

     Please do not hesitate to call the undersigned at (214) 855-4157 if you have any questions regarding this filing.

                                              Very truly yours,

                                              /s/ Corey G. Prestidge
                                              -------------------------------
                                              Corey G. Prestidge
CGP:cgp
Enclosure

cc:/encl:         Mr. Mark A. Cox - Refocus Group, Inc.
                  Mr. Stephen N. Shapu - Refocus Group, Inc.
                  Mr. Robert W. Dockery - of the Firm